
Date of Filing:  November 7, 2001
File No.:  70-9793
-------------------------------------------------------------------------------




                                    FORM U-5A

                          NOTIFICATION OF REGISTRATION

                 Filed under Section 5(a) of the Public Utility
                           Holding Company Act of 1935

                                FirstEnergy Corp.

                               Name of Registrant

        The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of
        1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

        (1)  Exact name of registrant:  FirstEnergy Corp.

        (2)  Address of principal executive offices:  76 South Main Street,
             Akron, Ohio 44308

        (3) Name and address of officer to whom notices and communications should be addressed:

                             Leila L. Vespoli
                             Senior Vice President and General Counsel
                             FirstEnergy Corp.
                             76 South Main Street
                             Akron, Ohio 44308

                             With a copy to:
                             William J. Harmon
                             Jones, Day, Reavis & Pogue
                             77 West Wacker
                             Chicago, Illinois 60601

        (4) Certain information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships):


                       FIRSTENERGY CORP. & SUBSIDIARIES

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
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NAME OF COMPANY                                                      ORGANIZATION
-----------------------------------------------------------------------------------------------
Ohio Edison Company                                                  Corporation
    Pennsylvania Power Company                                       Corporation
    Ohio Valley Electric Corporation (16.5%
    interest; 4% interest held by Toledo Edison)                     Corporation
        Indiana-Kentucky Electric Corporation                        Corporation
    OES Capital, Incorporated                                        Corporation
    OES Fuel, Incorporated                                           Corporation

-----------------------------------------------------------------------------------------------------------
NAME OF COMPANY                                                      STATE      TYPE OF BUSINESS
-----------------------------------------------------------------------------------------------------------
Ohio Edison Company                                                  OH         Public Utility Company
    Pennsylvania Power Company                                       PA         Public Utility Company
    Ohio Valley Electric Corporation (16.5%
    interest; 4% interest held by Toledo Edison)                     OH         Public Utility Company
        Indiana-Kentucky Electric Corporation                        IN         Public Utility Company
    OES Capital, Incorporated                                        DE         Financing
    OES Fuel, Incorporated                                           OH         Energy-related

---------------------------------------------------------------------------------------------
NAME OF COMPANY                                                      ORGANIZATION
---------------------------------------------------------------------------------------------
    OES Finance, Incorporated                                        Corporation
    Ohio Edison Financing Trust                                      Trust
    Ohio Edison Financing Trust II                                   Trust
    CID Ohio Equity Capital, Limited Partnership Fund IV (10%        Limited
    interest; FirstEnergy Properties, Inc. holds 5% interest)        Partnership
    OES Nuclear, Incorporated                                        Corporation
    OES Ventures, Incorporated                                       Corporation
        PNBV Capital Trust (49% interest)                            Corporation
    FirstEnergy Engineering, Incorporated (49% interest)             Corporation
American Transmission Systems, Incorporated                          Corporation
The Cleveland Electric Illuminating Company ("TCEIC")                Corporation
    Centerior Funding Corporation                                    Corporation
    Cleveland Electric Financing Trust I                             Trust
The Toledo Edison Company                                            Corporation
    The Toledo Edison Capital Corporation (90% interest;             Corporation
    10% interest held by TCEIC)
MARBEL Energy Corporation                                            Corporation
    Northeast Ohio Natural Gas Corp.                                 Corporation
    Marbel Holdco, Inc.                                              Corporation
        Great Lakes Energy Partners, LLC (50% interest)              LLC
FirstEnergy Service Company                                          Corporation
FirstEnergy Properties, Inc.                                         Corporation
    BSG, Properties, Inc.                                            Corporation
McDonald Corporate Tax Credit Fund Limited Partnership               LP
(12.37% limited partnership interest)
McDonald Ohio Tax Credit Fund - 1996 Limited Partnership
(42.13% limited partnership interest)                                LP
McDonald Ohio Tax Credit Fund - 1998 Limited Partnership
(30.94% limited partnership interest)                                LP
Apollo Tax Credit Fund III, L.P. (33.33% limited
  partnership interest)                                              LP
Apollo Tax Credit Fund - IX, Limited Partnership
(99.99% limited partnership interest)                                LP
Boston Capital Corporate Tax Credit Fund X
(10.93% limited partnership interest)                                LP
Boston Capital Corporate Tax Credit Fund XIV
(20% limited partnership interest)                                   LP
Boston Capital Corporate Tax Credit Fund XVII
(10% limited partnership interest)                                   LP
Marion Senior Housing Limited
(29.21% limited partnership interest)                                LP
Cranberry Square Associates, L.P.                                    LP
FirstEnergy Ventures Corp.                                           Corporation
    Centerior Power Enterprises, Inc.                                Corporation
    Centerior Energy Services, Inc.                                  Corporation
    Advanced Technologies Development Corp.                          Corporation
    Centerior Communications Holdings, Inc.                          Corporation
        Fiber Venture Equity, Inc.                                   Corporation
            AFN Finance Company No. 3, LLC                           LLC
    Bay Shore Power Company                                          Corporation
    FirstEnergy Telecommunications Corp.                             Corporation
    Warrenton River Terminal, Ltd.                                   Corporation
    Eastroc Technologies, LLC (50% interest)                         LLC
    Engineered Processes, Ltd. (50% interest)                        LLC
FirstEnergy Securities Transfer Company                              Corporation
FirstEnergy Facilities Services Group, LLC                           LLC
    Ancoma, Inc                                                      Corporation
    Colonial Mechanical Corporation                                  Corporation
    Webb Technologies, Inc.                                          Corporation



--------------------------------------------------------------------------------------------------------------------------------
NAME OF COMPANY                                                        STATE      TYPE OF BUSINESS
--------------------------------------------------------------------------------------------------------------------------------
    OES Finance, Incorporated                                          OH         Financing
    Ohio Edison Financing Trust                                        DE         Financing
    Ohio Edison Financing Trust II                                     DE         Inactive
    CID Ohio Equity Capital, Limited Partnership Fund IV (10%                     Inactive
    interest; FirstEnergy Properties, Inc. holds 5% interest)
    OES Nuclear, Incorporated                                          OH         Financing
    OES Ventures, Incorporated                                         OH         Non-utility holding company
        PNBV Capital Trust (49% interest)                              DE         Financing
    FirstEnergy Engineering, Incorporated (49% interest)               OH         Energy-related
American Transmission Systems, Incorporated                            OH         Public Utility Company
The Cleveland Electric Illuminating Company ("TCEIC")                  OH         Public Utility Company
    Centerior Funding Corporation                                      DE         Financing
    Cleveland Electric Financing Trust I                               DE         Inactive
The Toledo Edison Company                                              OH         Public Utility Company
    The Toledo Edison Capital Corporation (90% interest;               DE         Investment
    10% interest held by TCEIC)
MARBEL Energy Corporation                                              OH         Public Utility Company
    Northeast Ohio Natural Gas Corp.                                   OH         Energy-related
    Marbel Holdco, Inc.                                                OH         Non-utility holding company
        Great Lakes Energy Partners, LLC (50% interest)                DE         Energy-related
FirstEnergy Service Company                                            OH         Inactive
FirstEnergy Properties, Inc.                                           OH         Real Estate (Energy-related)
    BSG, Properties, Inc.                                              OH         Real Estate (Energy-related)
McDonald Corporate Tax Credit Fund Limited Partnership                            Real Estate (Low income housing tax credit)
(12.37% limited partnership interest)
McDonald Ohio Tax Credit Fund - 1996 Limited Partnership
(42.13% limited partnership interest)                                             Real Estate (Low income housing tax credit)
McDonald Ohio Tax Credit Fund - 1998 Limited Partnership
(30.94% limited partnership interest)                                             Real Estate (Low income housing tax credit)
Apollo Tax Credit Fund III, L.P. (33.33% limited
  partnership interest)                                                           Real Estate (Low income housing tax credit)
Apollo Tax Credit Fund - IX, Limited Partnership
(99.99% limited partnership interest)                                             Real Estate (Low income housing tax credit)
Boston Capital Corporate Tax Credit Fund X
(10.93% limited partnership interest)                                             Real Estate (Low income housing tax credit)
Boston Capital Corporate Tax Credit Fund XIV
(20% limited partnership interest)                                                Real Estate (Low income housing tax credit)
Boston Capital Corporate Tax Credit Fund XVII
(10% limited partnership interest)                                                Real Estate (Low income housing tax credit)
Marion Senior Housing Limited
(29.21% limited partnership interest)                                             Real Estate (Low income housing tax credit)
Cranberry Square Associates, L.P.                                      PA         Real Estate (Infrastructure development)
FirstEnergy Ventures Corp.                                             OH         Non-utility holding company
    Centerior Power Enterprises, Inc.                                  OH         Inactive
    Centerior Energy Services, Inc.                                    OH         Energy-related
    Advanced Technologies Development Corp.                            OH         ETC
    Centerior Communications Holdings, Inc.                            OH         Non-utility holding company
        Fiber Venture Equity, Inc.                                     OH         Telecommunications
            AFN Finance Company No. 3, LLC                             DE         ETC
    Bay Shore Power Company                                            OH         Energy-related
    FirstEnergy Telecommunications Corp.                               OH         ETC
    Warrenton River Terminal, Ltd.                                     OH         Energy-related
    Eastroc Technologies, LLC (50% interest)                           OH         Energy-related
    Engineered Processes, Ltd. (50% interest)                          OH         Energy-related
FirstEnergy Securities Transfer Company                                OH         Financing
FirstEnergy Facilities Services Group, LLC                             OH         Non-utility holding company
    Ancoma, Inc                                                        NY         Energy-related
    Colonial Mechanical Corporation                                    VA         Energy-related
    Webb Technologies, Inc.                                            VA         Energy-related

-------------------------------------------------------------------------------------------------
NAME OF COMPANY                                                      ORGANIZATION
-------------------------------------------------------------------------------------------------
    Dunbar Mechanical Inc.                                           Corporation
    Edwards Electrical & Mechanical, Inc.                            Corporation
    Elliot-Lewis Corporation                                         Corporation
        A.A. Duckett, Inc.                                           Corporation
        Sauter Crane Rental, Inc.                                    Corporation
        E-L Enterprises, Inc.                                        Corporation
            R.L. Anderson, Inc.                                      Corporation
            Modern Air Conditioning, Inc.                            Corporation
                Airdex Air Conditioning Corporation                  Corporation
    L.H. Cranston and Sons, Inc.                                     Corporation
    Roth Bros., Inc.                                                 Corporation
    The Hattenbach Company                                           Corporation
    R.P.C. Mechanical, Inc.                                          Corporation
    Spectrum Controls Systems, Inc.                                  Corporation
Kinetic Ventures I, LLC (f/k/a Utility Competitive
  Advantage Fund I, LLC) (11.10% interest)                           LLC
Kinetic Ventures II, LLC (f/k/a Utility Competitive
Advantage Fund II, LLC) (17.63% interest)                            LLC
The Alliance Participants Administrative and
Startup Company, LLC (10% interest)                                  LLC
FirstEnergy Solutions Corp.                                          Corporation
    Penn Power Energy, Inc.                                          Corporation
    FirstEnergy Generation Corp.                                     Corporation
FE Acquisition Corp.                                                 Corporation
    Mid-Atlantic Energy Development Co.                              Corporation
FirstEnergy Nuclear Operating Company                                Corporation
FELHC, Inc.                                                          Corporation
Centerior Service Company                                            Corporation
Centerior Indemnity Trust                                            Corporation
FE Holdings, L.L.C.                                                  LLC
PowerSpan Corp. (18.63% interest)                                    Corporation
First Communications, LLC (31.08% interest)                          LLC
Jersey Central Power & Light Company ("JCP&L")                       Corporation
    JCP&L Preferred Capital, Inc.                                    Corporation
        JCP&L Capital, L.P (sole general partner)                    Limited Partnership
    JCP&L Transition Holdings, Inc.                                  Corporation
        JCP&L Transition, Inc.                                       Corporation
        JCP&L Transition Funding LLC                                 LLC
    Saxton Nuclear Experimental Corporation
    (owned by JCP&L, Penelec and Met-Ed)                             Corporation
NCP Ada Power Incorporated                                           Corporation
NCP Energy, Inc.                                                     Corporation
Pennsylvania Electric Company ("Penelec")                            Corporation
    Waverly Electric Power & Light Company                           Corporation
    Nineveh Water Company                                            Corporation
    Penelec Preferred Capital, Inc.                                  Corporation
        Penelec Capital II, L.P. (sole general partner)              Limited Partnership
             Penelec Capital Trust                                   Statutory Business Trust
Metropolitan Edison Company ("Met-Ed")                               Corporation
    York Haven Power Company                                         Corporation
    Met-Ed Preferred Capital II, Inc.                                Corporation
        Met-Ed Capital II, L.P. (sole general partner)               Limited Partnership
             Met-Ed Capital Trust                                    Statutory Business Trust
GPU Power                                                            Corporation
GPU EnerTech Holdings, Inc.                                          Corporation
GPU Advanced Resources, Inc.                                         Corporation

-------------------------------------------------------------------------------------------------------------------
NAME OF COMPANY                                                   STATE             TYPE OF BUSINESS
-------------------------------------------------------------------------------------------------------------------
    Dunbar Mechanical Inc.                                        OH                Energy-related
    Edwards Electrical & Mechanical, Inc.                         IN                Energy-related
    Elliot-Lewis Corporation                                      PA                Energy-related
        A.A. Duckett, Inc.                                        DE                Energy-related
        Sauter Crane Rental, Inc.                                 PA                Energy-related
        E-L Enterprises, Inc.                                     DE                Non-utility holding company
            R.L. Anderson, Inc.                                   FL                Energy-related
            Modern Air Conditioning, Inc.                         FL                Energy-related
                Airdex Air Conditioning Corporation               FL                Energy-related
    L.H. Cranston and Sons, Inc.                                  MD                Energy-related
    Roth Bros., Inc.                                              OH                Energy-related
    The Hattenbach Company                                        OH                Energy-related
    R.P.C. Mechanical, Inc.                                       OH                Energy-related
    Spectrum Controls Systems, Inc.                               OH                Energy-related
Kinetic Ventures I, LLC (f/k/a Utility Competitive
  Advantage Fund I, LLC) (11.10% interest)                                          Energy-related
Kinetic Ventures II, LLC (f/k/a Utility Competitive
Advantage Fund II, LLC) (17.63% interest)                                           Energy-related
The Alliance Participants Administrative and
Startup Company, LLC (10% interest)                                                 Energy-related
FirstEnergy Solutions Corp.                                       OH                Energy-related
    Penn Power Energy, Inc.                                       PA                Energy-related
    FirstEnergy Generation Corp.                                  OH                EWG
FE Acquisition Corp.                                              OH                Non-utility holding company
    Mid-Atlantic Energy Development Co.                           OH                Inactive
FirstEnergy Nuclear Operating Company                             OH                Energy-related
FELHC, Inc.                                                       OH                ETC
Centerior Service Company                                         OH                Inactive
Centerior Indemnity Trust                                         OH                Inactive
FE Holdings, L.L.C.                                               OH                Inactive
PowerSpan Corp. (18.63% interest)                                                   Energy-related
First Communications, LLC (31.08% interest)                       OH                ETC
Jersey Central Power & Light Company ("JCP&L")                    NJ                Public Utility Company
    JCP&L Preferred Capital, Inc.                                 DE                Financing
        JCP&L Capital, L.P (sole general partner)                 DE                Financing
    JCP&L Transition Holdings, Inc.                               DE                Financing
        JCP&L Transition, Inc.                                    DE                Financing
        JCP&L Transition Funding LLC                              DE                Financing
    Saxton Nuclear Experimental Corporation
    (owned by JCP&L, Penelec and Met-Ed)                                            Energy-related[owns experimental nuclear
                                                                                    reactor]
NCP Ada Power Incorporated                                        CA                Inactive
NCP Energy, Inc.                                                  CA                Inactive
Pennsylvania Electric Company ("Penelec")                         PA                Public Utility Company
    Waverly Electric Power & Light Company                        PA                Public Utility Company
    Nineveh Water Company                                         PA                Water company
    Penelec Preferred Capital, Inc.                               DE                Financing
        Penelec Capital II, L.P. (sole general partner)           DE                Financing
             Penelec Capital Trust                                DE                Financing
Metropolitan Edison Company ("Met-Ed")                            PA                Public Utility Company
    York Haven Power Company                                      PA                Public Utility Company
    Met-Ed Preferred Capital II, Inc.                             DE                Financing
        Met-Ed Capital II, L.P. (sole general partner)            DE                Financing
             Met-Ed Capital Trust                                 DE                Financing
GPU Power                                                         DE                EWG
GPU EnerTech Holdings, Inc.                                       DE                Non-utility holding company
GPU Advanced Resources, Inc.                                      DE                Energy-related

----------------------------------------------------------------------------------------------
NAME OF COMPANY                                                      ORGANIZATION
----------------------------------------------------------------------------------------------
GPU Telecom Services, Inc                                            Corporation
    AFN, LLC (25% interest)                                          LLC
    AFN Finance Company No. 1, LLC                                   LLC
GPU Diversified Holdings LLC                                         LLC
GPU Service, Inc.                                                    Corporation
GPU Nuclear, Inc.                                                    Corporation
MYR Group, Inc.                                                      Corporation
    The L.E. Myers Co.                                               Corporation
    Hawkeye Construction, Inc.                                       Corporation
    MYRcom, Inc.                                                     Corporation
    MYRpower, Inc.                                                   Corporation
    Great Southwestern Construction, Inc.                            Corporation
    Harlan Electric Company                                          Corporation
    Sturgeon Electric Company, Inc.                                  Corporation
    ComTel Technology Inc.                                           Corporation
    Power Piping Company                                             Corporation
    D.W. Close Company                                               Corporation
GPU Power, Inc.                                                      Corporation
    Guaracachi America, Inc.                                         Corporation
    Empresa Guaracchi S.A.
    EI Barranquilla, Inc.                                            Corporation
    Termobarranquilla S.A.
    Los Amigos Leasing Company Ltd.
    GPUI Colombia Ltda
    GPU Power Philippines, Inc.                                      Corporation
    Magellan Utilities Development Corporation                       Corporation
    GPU International Asia, Inc.                                     Corporation
    GPU Power Ireland, Inc.                                          Corporation
    Hanover Energy Corp.                                             Corporation
    Austin Cogeneration Corporation                                  Corporation
    Austin Cogeneration Partners, L.P.                               LP
    International Power Advisors, Inc.                               Corporation
    EI Canada Holding Limited
    EI Services Canada Limited
    EI Brooklyn Power Limited
    EI Brooklyn Investments Limited
    Brooklyn Energy L.P.                                             LP
GPU Capital, Inc.                                                    Corporation
GPU Electric, Inc.                                                   Corporation
GPU Argentina Holdings, Inc.                                         Corporation
GPU Argentina Services, S.R.L.
GPU Empresa Distribuidora Electrica Regional, S.A.
San Luis Energy S.A.
Compania Electrica La Rioja S.A.
Empresa Distribuidora de Electricidad de la Rioja S.A.
GPU Empresa de Sistemas Electricos Dispersos S.A.
Empresa Distribuidora de Electricidad de Salta S.A.
GPU Australia Holdings, Inc.                                         Corporation
VicGas Holdings, Inc.                                                Corporation
GPU GasNet Pty Ltd
Transmission Pipelines Australia Pty Limited
GPU GasNet Trading Pty Ltd
Victoria Electric Holdings, Inc.                                     Corporation
Victoria Electric, Inc.                                              Corporation
Austran Holdings, Inc.                                               Corporation
GPU International Australia Pty Ltd
EI UK Holdings, Inc.                                                 Corporation
Avon Energy Partners Holdings                                        Corporation
Avon Energy Partners plc                                             Corporation
GPU Capital Inc.                                                     Corporation
    GPU Electric, Inc.                                               Corporation


--------------------------------------------------------------------------------------------------------------------
NAME OF COMPANY                                                    STATE             TYPE OF BUSINESS
--------------------------------------------------------------------------------------------------------------------
GPU Telecom Services, Inc                                          DE                ETC
    AFN, LLC (25% interest)                                        DE                ETC
    AFN Finance Company No. 1, LLC                                                   ETC
GPU Diversified Holdings LLC                                       DE                Energy-related
GPU Service, Inc.                                                  PA                Service Company
GPU Nuclear, Inc.                                                  NJ                Energy-related
MYR Group, Inc.                                                    DE                Infrastructure Service Company
    The L.E. Myers Co.                                             DE                Infrastructure Service Company
    Hawkeye Construction, Inc.                                     OR                Infrastructure Service Company
    MYRcom, Inc.                                                   DE                Infrastructure Service Company
    MYRpower, Inc.                                                 DE                Infrastructure Service Company
    Great Southwestern Construction, Inc.                          CO                Infrastructure Service Company
    Harlan Electric Company                                        MI                Infrastructure Service Company
    Sturgeon Electric Company, Inc.                                MI                Infrastructure Service Company
    ComTel Technology Inc.                                         CO                Infrastructure Service Company
    Power Piping Company                                           PA                Infrastructure Service Company
    D.W. Close Company                                             WA                Infrastructure Service Company
GPU Power, Inc.                                                    DE                EWG
    Guaracachi America, Inc.                                       DE                EWG
    Empresa Guaracchi S.A.                                         Bolivia           EWG
    EI Barranquilla, Inc.                                          DE                EWG
    Termobarranquilla S.A.                                         Columbia          EWG
    Los Amigos Leasing Company Ltd.                                Bermuda           EWG
    GPUI Colombia Ltda                                             Columbia          EWG
    GPU Power Philippines, Inc.                                    DE                EWG
    Magellan Utilities Development Corporation                     Philippines       EWG
    GPU International Asia, Inc.                                   DE                EWG
    GPU Power Ireland, Inc.                                        DE                Inactive
    Hanover Energy Corp.                                           NJ                Inactive
    Austin Cogeneration Corporation                                DE                Inactive
    Austin Cogeneration Partners, L.P.                             DE                Inactive
    International Power Advisors, Inc.                             DE                Inactive
    EI Canada Holding Limited                                      Canada            EWG
    EI Services Canada Limited                                     Canada            EWG
    EI Brooklyn Power Limited                                      Canada            EWG
    EI Brooklyn Investments Limited                                Canada            EWG
    Brooklyn Energy L.P.                                           Canada            EWG
GPU Capital, Inc.                                                  DE                FUCO
GPU Electric, Inc.                                                 DE                FUCO
GPU Argentina Holdings, Inc.                                       DE                FUCO
GPU Argentina Services, S.R.L.                                     Argentina         FUCO
GPU Empresa Distribuidora Electrica Regional, S.A.                 Argentina         FUCO
San Luis Energy S.A.                                               Argentina         FUCO
Compania Electrica La Rioja S.A.                                   Argentina         FUCO
Empresa Distribuidora de Electricidad de la Rioja S.A.             Argentina         FUCO
GPU Empresa de Sistemas Electricos Dispersos S.A.                  Argentina         FUCO
Empresa Distribuidora de Electricidad de Salta S.A.                Argentina         FUCO
GPU Australia Holdings, Inc.                                       DE                FUCO
VicGas Holdings, Inc.                                              DE                FUCO
GPU GasNet Pty Ltd                                                 Australia         FUCO
Transmission Pipelines Australia Pty Limited                                         FUCO
GPU GasNet Trading Pty Ltd                                         Australia         FUCO
Victoria Electric Holdings, Inc.                                   DE                FUCO
Victoria Electric, Inc.                                            DE                FUCO
Austran Holdings, Inc.                                             DE                FUCO
GPU International Australia Pty Ltd                                Australia         FUCO
EI UK Holdings, Inc.                                               DE                FUCO
Avon Energy Partners Holdings                                      UK                FUCO
Avon Energy Partners plc                                           UK                FUCO
GPU Capital Inc.                                                   DE                FUCO
    GPU Electric, Inc.                                             DE                FUCO


-----------------------------------------------------------------------------------------
NAME OF COMPANY                                                      ORGANIZATION
-----------------------------------------------------------------------------------------
        GPU GasNet Pty Ltd.                                          Corporation
        Midlands Electricity plc                                     Corporation
           Central Power (Holdings) Limited                          Corporation
           Contracting From Midlands Electricity Limited )           Corporation
           Easy Power Limited                                        Corporation
           Electricality Limited                                     Corporation
           Energy Data Services (UK) Limited                         Corporation
           Energy Partners Limited                                   Corporation
           Energy Solutions (UK) Limited                             Corporation
           Enizade Limited                                           Corporation
           Future Gen Limited                                        Corporation
           Gol Energy Limited                                        Corporation
           GPU Power Distribution Limited                            Corporation
           GPU Power Engineering Limited                             Corporation
           GPU Power Investments Ltd.                                Corporation
             Achilles Group Limited (2.63% interest)                 Corporation
             Asset Investment Trading Limited                        Corporation
             Energy Services (UK) Limited                            Corporation
             Geophysical Mapping Services Limited                    Corporation
             MEB (Contracting) Limited                               Corporation
             MEB (Overseas) Limited                                  Corporation
             MEB Gas Limited                                         Corporation
             MEB Trading Limited                                     Corporation
             Metering Services Limited                               Corporation
             Midland Construction Limited                            Corporation
             Midlands Electricity International Limited              Corporation
             Midlands Electricity Metering Limited                   Corporation
             Midlands Energy Limited                                 Corporation
             Midlands Metering Services Limited                      Corporation
             Midlands Power Limited                                  Corporation
             Midlands Sales Limited                                  Corporation
             Powerline Energy Services Limited                       Corporation
             Romco Limited                                           Corporation
             Sisyphus Quebec Limited                                 Corporation
               Systemes M31 Inc. (31.02% interest)                   Corporation
             The Energy Services Company Limited                     Corporation
           GPU Power Networks (UK) plc                               Corporation
           GPU Power Serve Limited                                   Corporation
           GPU Power UK Limited                                      Corporation
           GPU Power Utilities Limited                               Corporation
           GPU Telecoms UK Limited                                   Corporation
           MEB Connection Limited                                    Corporation
           MEB Corporate Insurance Limited                           Corporation
           MEB Home Power Limited                                    Corporation
           MEB Leasing (December) Limited                            Corporation
           MEB Leasing (March) Limited                               Corporation
           MEB Leasing (September) Limited                           Corporation
           MEB Limited                                               Corporation
           MEB Logistics Limited                                     Corporation
           MEB Manx Limited                                          Corporation
           MEB Power Care Limited                                    Corporation
           MEB Power Force Limited                                   Corporation
           MEB Power Limited                                         Corporation
           MEB Power Projects Limited                                Corporation
           MEB Power Switch Limited                                  Corporation
           MEB Powernet Limited                                      Corporation
           MEB Response Limited                                      Corporation
           MEB Supply Services Limited                               Corporation
           MEB System Limited                                        Corporation
           Meter Services Limited                                    Corporation


-----------------------------------------------------------------------------------------------------------------
NAME OF COMPANY                                                 STATE             TYPE OF BUSINESS
-----------------------------------------------------------------------------------------------------------------
        GPU GasNet Pty Ltd.                                     Australia         FUCO
        Midlands Electricity plc                                UK                FUCO
           Central Power (Holdings) Limited                     UK                Inactive
           Contracting From Midlands Electricity Limited )      UK                Inactive
           Easy Power Limited                                   UK                Inactive
           Electricality Limited                                UK                Inactive
           Energy Data Services (UK) Limited                    UK                Inactive
           Energy Partners Limited                              UK                Inactive
           Energy Solutions (UK) Limited                        UK                Inactive
           Enizade Limited                                      UK                Inactive
           Future Gen Limited                                   UK                Inactive
           Gol Energy Limited                                   UK                Inactive
           GPU Power Distribution Limited                       UK                Inactive
           GPU Power Engineering Limited                        UK                Inactive
           GPU Power Investments Ltd.                           UK                FUCO
           Achilles Group Limited                               UK                FUCO
           Asset Investment Trading Limited                     UK                Inactive
           Energy Services (UK) Limited                         UK                Inactive
           Geophysical Mapping Services Limited                 UK                Inactive
           MEB (Contracting) Limited                            UK                FUCO
           MEB (Overseas) Limited                               UK                Inactive
           MEB Gas Limited                                      UK                Inactive
           MEB Trading Limited                                  UK                Inactive
           Metering Services Limited                            UK                Inactive
           Midland Construction Limited                         UK                FUCO
          Midlands Electricity International Limited            UK                Inactive
           Midlands Electricity Metering Limited                UK                Inactive
           Midlands Energy Limited                              UK                FUCO
           Midlands Metering Services Limited                   UK                FUCO
           Midlands Power Limited                               UK                FUCO
           Midlands Sales Limited                               UK                FUCO
           Powerline Energy Services Limited                    UK                Inactive
           Romco Limited                                        UK                FUCO
           Sisyphus Quebec Limited                              UK                FUCO
           Systemes M31 Inc. (31.02% interest)                  Canada            FUCO
           The Energy Services Company Limited                  UK                Inactive
           GPU Power Networks (UK) plc                          UK                FUCO
           GPU Power Serve Limited                              UK                Inactive
           GPU Power UK Limited                                 UK                FUCO
           GPU Power Utilities Limited                          UK                Inactive
           GPU Telecoms UK Limited                              UK                Inactive
           MEB Connection Limited                               UK                Inactive
           MEB Corporate Insurance Limited                      Isle of Man       FUCO
           MEB Home Power Limited                               UK                Inactive
           MEB Leasing (December) Limited                       UK                FUCO
           MEB Leasing (March) Limited                          UK                FUCO
           MEB Leasing (September) Limited                      UK                FUCO
           MEB Limited                                          UK                Inactive
           MEB Logistics Limited                                UK                FUCO
           MEB Manx Limited                                     Isle of Man       Inactive
           MEB Power Care Limited                               UK                Inactive
           MEB Power Force Limited                              UK                Inactive
           MEB Power Limited                                    UK                Inactive
           MEB Power Projects Limited                           UK                Inactive
           MEB Power Switch Limited                             UK                Inactive
           MEB Powernet Limited                                 UK                Inactive
           MEB Response Limited                                 UK                Inactive
           MEB Supply Services Limited                          UK                Inactive
           MEB System Limited                                   UK                Inactive
           Meter Services Limited                               UK                Inactive

-------------------------------------------------------------------------------------------
NAME OF COMPANY                                                      ORGANIZATION
-------------------------------------------------------------------------------------------
           Midlands Electricity (Property) Limited                    Corporation
           Midlands Electricity (Share Scheme Trustees) Limited       Corporation
           Midlands Electricity Contracting Limited                   Corporation
           Midlands Electricity Electrical Contracting Limited        Corporation
           Midlands Electricity Group plc                             Corporation
             Mucklow Hill (Three) Limited                             Corporation
             Mucklow Hill (Two) Limited                               Corporation
           Midlands Electricity Retail Limited                        Corporation
           Midlands Electricity Trading Limited                       Corporation
             Midlands Generation Limited                              Corporation
           Midlands Investments Limited in Liquidation                Corporation
           Midlands Power (Holdings) Limited                          Corporation
           Midlands Power Generation Limited                          Corporation
           Midlands Power (Hungary) Limited                           Corporation
           Midlands Power International Limited                       Corporation
             Forestgen Limited                                        Corporation
             Midlands Generation (Overseas) Limited                   Corporation
                Trakya Elektrik Uretim ve Ticaret A.S. (31% interest) Corporation
             Midlands Hydrocarbons (Pakistan) Limited                 Corporation
             Midlands Power (Bangladesh) Limited                      Corporation
             Midlands Power (Consultancy) Limited                     Corporation
             Midlands Power (Europe) Limited                          Corporation
             Midlands Power (HPL) Limited                             Corporation
             Midlands Power (Indus) Limited                           Corporation
             Midlands Power (One) Limited                             Corporation
             Midlands Power (Pakistan) Limited                        Corporation
             Midlands Power (Philippines) Limited                     Corporation
             Midlands Power (Sulelman) Limited                        Corporation
             Midlands Power (Uch) Limited                             Corporation
               Midlands Power (Isle of Man) Limited                   Corporation
                 UPL HC1.LDC (40% interest)                           Corporation
                 UPL HC2.LDC (40% interest)                           Corporation
             Midlands Power (UK) Limited                              Corporation
               Midlands Power (TPL) Limited                           Corporation
                 Teesside Power Holdings Limited (15% interest)       Corporation
                 Teesside Power Limited (19.23% interest)             Corporation
             Midlands Power Services Limited                          Corporation
           Mr. Electric Limited                                       Corporation
           NPGT Limited (40% interest)                                Corporation
           Ongen Limited                                              Corporation
           REC Collect Limited (25% interest)                         Corporation
           Redgen Limited                                             Corporation
           Redigen Limited                                            Corporation
           Servgen Limited                                            Corporation
           Value Power Services Limited                               Corporation
GPU GasNet A Pty Ltd
GPU GasNet A Trust                                                    Trust
GPU GasNet B Pty Ltd
GPU GasNet B Trust                                                    Trust
Austran Investments Pty Ltd
UMICO Holdings, Inc.                                                  Corporation
NCP Adco Power Incorporated                                           Corporation
NCP Energy, Inc.                                                      Corporation
GPU Brasil, Inc.                                                      Corporation

------------------------------------------------------------------------------------------------------------------------
NAME OF COMPANY                                                    STATE                 TYPE OF BUSINESS
------------------------------------------------------------------------------------------------------------------------
           Midlands Electricity (Property) Limited                 UK                   Inactive
           Midlands Electricity (Share Scheme Trustees) Limited    UK                   FUCO
           Midlands Electricity Contracting Limited                UK                   Inactive
           Midlands Electricity Electrical Contracting Limited     UK                   Inactive
           Midlands Electricity Group plc                          UK                   FUCO
           Mucklow Hill (Three) Limited                            UK                   Inactive
           Mucklow Hill (Two) Limited                              UK                   Inactive
           Midlands Electricity Retail Limited                     UK                   Inactive
           Midlands Electricity Trading Limited                    Isle of Man          FUCO
           Midlands Generation Limited                             UK                   Inactive
           Midlands Investments Limited in Liquidation             UK                   Inactive
           Midlands Power (Holdings) Limited                       UK                   Inactive
           Midlands Power Generation Limited                       UK                   Inactive
           Midlands Power (Hungary) Limited                        UK                   Inactive
           Midlands Power International Limited                    UK                   FUCO
           Forestgen Limited                                       UK                   Inactive
           Midlands Generation (Overseas) Limited                  UK                   FUCO
           Trakya Elektrik Uretim ve Ticaret A.S. (31% interest)   Turkey               FUCO
           Midlands Hydrocarbons (Pakistan) Limited                UK                   Inactive
           Midlands Power (Bangladesh) Limited                     UK                   Inactive
           Midlands Power (Consultancy) Limited                    UK                   Inactive
           Midlands Power (Europe) Limited                         UK                   FUCO
           Midlands Power (HPL) Limited                            UK                   FUCO
           Midlands Power (Indus) Limited                          UK                   Inactive
           Midlands Power (One) Limited                            UK                   Inactive
           Midlands Power (Pakistan) Limited                       UK                   Inactive
           Midlands Power (Philippines) Limited                    UK                   Inactive
           Midlands Power (Uch) Limited                            UK                   FUCO
           Midlands Power (Isle of Man) Limited                    Isle of Man          FUCO
           UPL HC1.LDC (40% interest)                              Cayman Islands       FUCO
           UPL HC2.LDC (40% interest)                              Cayman Islands       FUCO
           Midlands Power (UK) Limited                             UK                   FUCO
           Midlands Power (TPL) Limited                            UK                   FUCO
           Teesside Power Holdings Limited (15% interest)          UK                   FUCO
           Teesside Power Limited (19.23% interest)                UK                   FUCO
           Midlands Power Services Limited                         UK                   FUCO
           Mr. Electric Limited                                    UK                   Inactive
           NPGT Limited (40% interest)                             UK                   Inactive
           Ongen Limited                                           UK                   Inactive
           REC Collect Limited (25% interest)                      UK                   Inactive
           Redgen Limited                                          UK                   FUCO
           Redigen Limited                                         UK                   Inactive
           Servgen Limited                                         UK                   Inactive
           Value Power Services Limited                            UK                   Inactive
GPU GasNet A Pty Ltd                                                                    FUCO
GPU GasNet A Trust                                                                      FUCO
GPU GasNet B Pty Ltd                                                                    FUCO
GPU GasNet B Trust                                                                      FUCO
Austran Investments Pty Ltd                                        Australia            FUCO
UMICO Holdings, Inc.                                               NY                   Insurance holding company
NCP Adco Power Incorporated                                        CA                   Inactive
NCP Energy, Inc.                                                   CA                   Inactive
GPU Brasil, Inc.                                                   DE                   Inactive

               SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Notification of Registration to be duly signed on its behalf in Akron in the State of Ohio on the 7th day of November, 2001.

                            FIRSTENERGY CORP.




                                 By:  /s/  Leila L. Vespoli
                                 ----------------------------------
                               Name:  Leila L. Vespoli
                               Title: Senior Vice President and General Counsel

(Seal)
Attest:

 /s/
-----------------------------------
Name:   Nancy C. Ashcom
Title:  Corporate Secretary



                                  VERIFICATION

State of Ohio
County of Summit

The undersigned being duly sworn deposes and says that she has duly executed the attached Notification of Registration dated November 7, 2001 for and on behalf of FirstEnergy Corp.; that she is the Senior Vice President and General Counsel of such company; and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

               By:  /s/  Leila L. Vespoli
               ---------------------------------
               Name:  Leila L. Vespoli


(OFFICIAL SEAL)
Subscribed and sworn to before me, a notary public this 7day of November, 2001

/s/
-----------------------------------
Name:        Mary Hockwalt Bell, Esq.
Title:       Notary Public
             Summit County, State of Ohio
             My commission has no expiration date